BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

08000131

RECEIVED
JAN 10 A 7:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 7, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 4, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
JAN 14 2008
THOMSON FINANCIAL

Joyce Ip / Joy Chen

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on January 4, 2008:

1. CIRCULARS - [Re-election or Appointment of Director subject to Shareholders' Approval / Other] by China Shipping Container Lines Company Limited, released on January 4, 2008.
2. FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING TO BE HELD ON THURSDAY, 21 FEBRUARY 2008 by China Shipping Container Lines Company Limited, released on January 4, 2008.
3. REPLY SLIP (FOR EXTRAORDINARY GENERAL MEETING) by China Shipping Container Lines Company Limited, released on January 4, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of China Shipping Container Lines Company Limited ("**Company**") will be held at 2 p.m. on Thursday, 21 February 2008 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China for the following purpose:

by way of ordinary resolution:

1. to consider and approve the appointment of Mr. Lin Jianqing as a non-executive director of the Company with effect from the approval of such appointment at the EGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

The above nomination is hereby submitted for consideration and approval at the EGM.

The brief biographical details of Mr. Lin Jianqing are set out in Note 10 to this notice.

By order of the board of directors of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
3 January 2008

Notes:

1. The address of Computershare Hong Kong Investor Services Limited is as follows:

   Rooms 1806-1807, 18th Floor,
   Hopewell Centre
   183 Queen's Road East
   Hong Kong

2. Holders of H shares, who intend to attend the EGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the EGM. Details of the Directorate Secretary Office of the Company are as follows:

   3rd Floor
   450 Fu Shan Road
   Pudong New District
   Shanghai
   The People's Republic of China
   200122

   Tel: 86-21-6596-6666
   Fax: 86-21-6596-6813

3. Each holder of H shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder of the Company ("**Shareholder**") or not, to attend and vote on his behalf at the EGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

5. To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note 1 above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

6. If a proxy attends the EGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

7. Pursuant to Articles 8.25 to 8.27 of the articles of association of the Company, at the EGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

   (a) by the chairman of the meeting;

   (b) by at least two Shareholders entitled to vote present in person or by proxy;

   (c) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

   The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

8. Notice is hereby given that pursuant to the articles of association of the Company, for the purpose of holding the EGM, the register of H share members will be closed from 21 January 2008 to 21 February 2008, during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the register of H share members at the close of business on 21 January 2008 are entitled to attend and vote at the EGM.

   In order to be entitled to attend the EGM, holders of H shares are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, by 4:30 p.m. on 18 January 2008.

9. The EGM is expected to last for half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

10. Mr. Lin Jianqing, aged 53, graduated from Dalian Maritime College in 1982, majoring in Engineering, obtained a Master's degree in 1999 from Dalian Maritime University Transportation Plan and Management Department and obtained a Doctorate's degree from South China Normal University Industry and Commerce Management Department.

    Mr. Lin joined the Guangzhou Maritime Bureau in 1982. From 1982 to 1993, he was the ship third-engineer, second-engineer, first-engineer and chief-engineer of Guangzhou Maritime Bureau successively. From September 1993 to October 1994, he was the ship chief-engineer, deputy engineering unit head and engineering unit head of Guangzhou Shipping (Group) Company successively. From October 1994 to July 1997, he was the assistant general manager and deputy general manager of Guangzhou Shipping (Group) Company successively. From July 1997 to July 1998, he was the vice president and Party member of China Shipping (Group) Company, and deputy general manager of Guangzhou Shipping (Group) Company. From July 1998 to August 2000, he was the vice president and Party member of China Shipping (Group) Company. From August 2000 to April 2005, he was the vice president of China Shipping (Group) Company. From April 2005 till now, he is the vice president and Party member of China Shipping (Group) Company. From December 2006 till now, he is the director of China Shipping Development Company Limited. He has almost 30 years of experience in the shipping industry.

11. Upon the appointment of Mr. Lin Jianqing as a non-executive director of the Company becoming effective, the Company will comply with the disclosure obligations required under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd.

The board of directors of the Company as at the date of this notice comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING TO BE HELD ON THURSDAY, 21 FEBRUARY 2008

No. of H shares to which this form of proxy relates[1]	

I/We[2] ____

of ____

being shareholder(s) of China Shipping Container Lines Company Limited (the "Company") hereby appoint[3] the Chairman of the Meeting (as defined below) or ____

of ____

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the extraordinary general meeting of the Company to be held at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") on Thursday, 21 February 2008 at 2 p.m. *(see Note A)* (the "Meeting") as hereunder indicated in respect of the resolution set out in the notice convening the Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION *(see Note A)*	For[4]	Against[4]	Abstain[4]
1.	To consider and approve the appointment of Mr. Lin Jianqing as a non-executive director of the Company with effect from the approval of such appointment at the EGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.			

Note A: Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the notice to the shareholders of the Company dated 3 January 2008.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

Date: ______________________________ Signature(s)[5]: ______________________________

Notes:

1. Please insert the number of shares to which this form of proxy relates, which must not exceed the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

3. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A"✓" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A"✓" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, INDICATE WITH A"✓" IN THE BOX MARKED "ABSTAIN". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.**

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

6. Where there are joint registered holders of any share, only the person whose name stands first on the register in respect of such share may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto.

7. To be valid, for holders of H shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time appointed for the Meeting.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

REPLY SLIP
(FOR EXTRAORDINARY GENERAL MEETING)

To: China Shipping Container Lines Company Limited (the "Company")

I/We[1] (Chinese name): ____________________

(English name): ____________________

of ____________________

being the registered holder(s) of[2] ____________ H share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Extraordinary General Meeting of the Company to be held at 2 p.m. on 21 February 2008 at Conference Room 1, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China.

Date: ____________________ Signature(s): ____________________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in **block letters**.

2. Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered to the Directorate Secretary Office of the Company at 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China on or before 1 February 2008 personally or by mail or by fax (fax number: (86) 21 6596 6813).

4. Unless otherwise defined herein, the terms used herein shall have the same meanings as defined in the notice to the shareholders of the Company dated 3 January 2008.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

January 4, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated December 12, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1742 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Joy Chen

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on December 12, 2007:

1. Notice of Extraordinary General Meeting by China Shipping Container Lines Company Limited, released on January 4, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of China Shipping Container Lines Company Limited ("**Company**") will be held at 2 p.m. on Thursday, 21 February 2008 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China for the following purpose:

by way of ordinary resolution:

1. to consider and approve the appointment of Mr. Lin Jianqing as a non-executive director of the Company with effect from the approval of such appointment at the EGM until the conclusion of the annual general meeting of the Company for the year 2009, i.e. on or around June 2010.

The above nomination is hereby submitted for consideration and approval at the EGM.

The brief biographical details of Mr. Lin Jianqing are set out in Note 10 to this notice.

By order of the board of directors of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
3 January 2008

Notes:

1. The address of Computershare Hong Kong Investor Services Limited is as follows:

   Rooms 1806-1807, 18th Floor,
   Hopewell Centre
   183 Queen's Road East
   Hong Kong

2. Holders of H shares, who intend to attend the EGM, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the EGM. Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122

Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

3. Each holder of H shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder of the Company ("**Shareholder**") or not, to attend and vote on his behalf at the EGM. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

5. To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note 1 above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

6. If a proxy attends the EGM on behalf of a Shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person Shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person Shareholder.

7. Pursuant to Articles 8.25 to 8.27 of the articles of association of the Company, at the EGM, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

   (a) by the chairman of the meeting;

   (b) by at least two Shareholders entitled to vote present in person or by proxy;

   (c) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

   The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

8. Notice is hereby given that pursuant to the articles of association of the Company, for the purpose of holding the EGM, the register of H share members will be closed from 21 January 2008 to 21 February 2008, during which period no transfer of shares of the Company will be registered. Shareholders whose names appear on the register of H share members at the close of business on 21 January 2008 are entitled to attend and vote at the EGM.

   In order to be entitled to attend the EGM, holders of H shares are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, by 4:30 p.m. on 18 January 2008.

9. The EGM is expected to last for half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

10. Mr. Lin Jianqing, aged 53, graduated from Dalian Maritime College in 1982, majoring in Engineering, obtained a Master's degree in 1999 from Dalian Maritime University Transportation Plan and Management Department and obtained a Doctorate's degree from South China Normal University Industry and Commerce Management Department.

    Mr. Lin joined the Guangzhou Maritime Bureau in 1982. From 1982 to 1993, he was the ship third-engineer, second-engineer, first-engineer and chief-engineer of Guangzhou Maritime Bureau successively. From September 1993 to October 1994, he was the ship chief-engineer, deputy engineering unit head and engineering unit head of Guangzhou Shipping (Group) Company successively. From October 1994 to July 1997, he was the assistant general manager and deputy general manager of Guangzhou Shipping (Group) Company successively. From July 1997 to July 1998, he was the vice president and Party member of China Shipping (Group) Company, and deputy general manager of Guangzhou Shipping (Group) Company. From July 1998 to August 2000, he was the vice president and Party member of China Shipping (Group) Company. From August 2000 to April 2005, he was the vice president of China Shipping (Group) Company. From April 2005 till now, he is the vice president and Party member of China Shipping (Group) Company. From December 2006 till now, he is the director of China Shipping Development Company Limited. He has almost 30 years of experience in the shipping industry.

11. Upon the appointment of Mr. Lin Jianqing as a non-executive director of the Company becoming effective, the Company will comply with the disclosure obligations required under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd.

The board of directors of the Company as at the date of this notice comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END